Exhibit 99.2

SUNDANCE ENERGY AUSTRALIA LIMITED

ABN 76 112 202 883

NOTICE OF ANNUAL GENERAL MEETING - 2019

EXPLANATORY MEMORANDUM

PROXY FORM

Date of Meeting:

Friday 31 May 2019

Time of Meeting:

10.00 am (Adelaide time)

Place of Meeting:

Minter Ellison Boardroom, Level 10, 25 Grenfell Street

Adelaide, South Australia

Notice of Annual General Meeting — 2019

AGENDA

Notice is hereby given that the Annual General Meeting of the shareholders of Sundance Energy Australia Limited will be held at Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia on Friday 31 May 2019 at 10:00am (Adelaide time) for the purpose of transacting the business referred to in this Notice of Annual General Meeting.

The Explanatory Memorandum that accompanies and forms a part of this Notice of Annual General Meeting describes the matters to be considered at the meeting.

GENERAL BUSINESS

FINANCIAL STATEMENTS AND REPORTS

‘To receive and consider the financial statements of the Company for the year ended 31 December 2018, and related Directors’ Report, Directors’ Declaration and Auditor’s Report.’

ORDINARY BUSINESS

RESOLUTION 1 -  REMUNERATION REPORT

To consider, and if thought fit, to pass the following non-binding advisory Ordinary Resolution:

‘That the Remuneration Report of the Company for the year ended 31 December 2018, as set out in the Annual Report for that period, be adopted.’

Note: Under the Corporations Act, this resolution is advisory only and does not bind the Directors or the Company.

RESOLUTION 2 -  ELECTION OF THOMAS L. MITCHELL AS A DIRECTOR

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

‘That Thomas L. Mitchell, a Director appointed on 24 October 2018 by resolution of Directors, being eligible is elected as a Director of the Company, in accordance with Listing Rule 14.4 and clause 58.2 of the Constitution of the Company.’

RESOLUTION 3 -  ELECTION OF JUDITH D. BUIE AS A DIRECTOR

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

‘That Judith D. Buie, a Director appointed on 21 February 2019 by resolution of Directors, being eligible is elected as a Director of the Company, in accordance with Listing Rule 14.4 and clause 58.2 of the Constitution of the Company.’

RESOLUTION 4 -  RE-ELECTION OF HENRY WELDON HOLCOMBE AS A DIRECTOR

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

‘That Henry Weldon Holcombe, a Director retiring by rotation in accordance with Listing Rule 14.4 and clause 59.1 of the Constitution of the Company, being eligible, is re-elected as a Director of the Company.’

RESOLUTION 5 -  APPROVAL TO ISSUE RESTRICTED SHARE UNITS TO MANAGING DIRECTOR

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

‘That for the purposes of the Corporations Act and Listing Rule 10.14 and all other purposes, approval is given for the issue of a maximum of 6,254,960 restricted share units (in relation to the 31 December 2018 Financial Year — 2018 RSUs, and the issue of any shares upon the subsequent vesting of those units), under the Company’s Long Term Incentive Plan to Eric McCrady, Managing Director of the Company, being:

•      6,254,960 performance based restricted share units (“RSUs”) each carrying a right to receive, if any, one ordinary fully paid shares in the Company subject to the terms of issue and ranges on a pro-rata basis from zero shares if the performance threshold is not reached; through to 3,127,480 shares if the performance targets are achieved; and 6,254,960 shares if the very demanding stretch performance targets are reached or exceeded;

•      any such issue to take place within one month of the date of this resolution, and otherwise on the terms and conditions summarized in the accompanying Explanatory Memorandum, and that in addition the terms and conditions on which Restricted Share Units have previously been issued to Eric McCrady be revised to be consistent with the current terms and conditions in limited circumstances, as summarized in the accompanying Explanatory Memorandum.’

SPECIAL BUSINESS (IF REQUIRED)

RESOLUTION 6 -  CONDITIONAL SPILL RESOLUTION (IF REQUIRED)

The following Resolution is conditional and will only be put in the event that at least 25% of the votes cast on Resolution 1 in this Notice being cast AGAINST the adoption of the Remuneration Report. A vote “for” Resolution 6 is a vote for a Spill Meeting.

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

‘That:

a)   a general meeting (Spill Meeting) be held within 90 days after the passing of this resolution;

b)   all of the Company’s Directors who were Directors of the Company when the resolution to make the Directors’ Report for the financial year ended 31 December 2018 was passed (other than the Managing Director), and who remain directors at the time of the Spill Meeting, cease to hold office immediately before the end of the Spill Meeting; and

c)   resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting pursuant to paragraph (b) above must be put to the vote of shareholders at the Spill Meeting.’

OTHER BUSINESS

To deal with any other business that may legally be brought forward in accordance with the Constitution and the Corporations Act.

VOTING RESTRICTIONS

Resolution 1 (Remuneration Report) and Resolution 6 (Conditional Spill Resolution)

In accordance with the Corporations Act, a vote must not be cast (in any capacity) on Resolution 1 and 6 by or on behalf of:

a)  a member of the Key Management Personnel, details of whose remuneration are included in the remuneration report, or

b)  a Closely Related Party of such a Key Management Personnel.

However, the member or Closely Related Party may cast a vote as proxy for a person who is entitled to vote if:

a)  the proxy is appointed in writing that specifies how the proxy is to vote on the resolution (for, against, abstain); or

b)  the vote is cast by a person who is the Chair of the meeting at which the resolution is voted on and the appointment expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel; and

c)  it is not cast on behalf of the member or any Closely Related Party of such a member.

Resolution 5 (Approval to Issue Restricted Share Units to Managing Director)

In accordance with the Listing Rules and the Corporations Act, the Company will disregard any votes cast in favour of this ordinary resolution by any director or associate of any director and any votes cast as a proxy by any member of the Key Management Personnel and any Closely Related Party of any member of the Key Management Personnel (each of whom will be a ‘Prohibited Person’). However, the Company will not disregard a vote if:

a)  it is cast by a Prohibited Person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b)  it is cast by a Prohibited Person who is chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further, in accordance with the Corporations Act, a vote must not be cast on this resolution (and will be taken not to have been cast if cast contrary to this restriction) by a member of the Key Management Personnel, and any Closely Related Party of such a member, acting as proxy if their appointment does not specify the way the proxy is to vote on this resolution or expressly authorizes the person who is the chair of the meeting to exercise the proxy. However, the member or any Closely Related Party of such a member may vote, if the vote is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the resolution or by a person who is the chair of the meeting at which the resolution is voted on, and the appointment expressly authorizes the chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Finally, for the purposes of Part 2D.2 of the Corporations Act, a vote must not be cast on this resolution (and will be taken not to have been cast if cast contrary to this restriction) in any capacity by or on behalf of the Managing Director or an associate of the Managing Director. However, the Managing Director or an associate of the Managing Director may vote, if the vote is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the resolution, and it is not cast on behalf of the Managing Director or an associate of the Managing Director.

PROXIES

Appointment of Proxy

A Shareholder who is entitled to attend and cast a vote at the AGM and who wishes to vote on the resolutions contained in this Notice should either attend in person or appoint a proxy or proxies to attend or vote on the Shareholder’s behalf. A Shareholder entitled to attend and to cast two or more votes may appoint up to two proxies to attend and vote on behalf of that Shareholder. A proxy need not be a Shareholder. A proxy form is included with this Notice. A Shareholder that is a body corporate may appoint a representative to attend in accordance with the Corporations Act.

If a Shareholder appoints two proxies, then the appointment of the proxies may specify the proportion or the number of that Shareholder’s votes that each proxy may exercise. If the Shareholder appoints two proxies and the appointment does not so specify, each proxy may exercise half of the votes able to be cast by the appointing Shareholder. Fractions of votes will be disregarded.

A proxy form must be signed by the Shareholder or their duly appointed attorney, or in the case of a body corporate, executed in accordance with the Constitution, or signed by a duly authorised officer or attorney.

To be effective, the Company must receive the completed proxy form signed by the Shareholder and, if the form is signed by the Shareholder’s attorney or authorised officer of a corporation, the authority under which the proxy form is signed or a certified copy of the authority by post or fax no later than 10.00 am (Adelaide time) on Wednesday, 29 May 2019 (being 48 hours before the commencement of the meeting) to:

•                  the Company’s registered office at Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 (facsimile (08) 8132 0577); or

•      the Company’s share registrar, Computershare Investor Services Pty Limited, as listed below; or

•                 Custodian Voting — for Intermediary Online subscribers only (Custodians) please visit www.intermediaryonline.com to submit your voting intentions

Online:	Mail:	Fax:

Enter the control number,	Sundance Energy Australia Limited	Sundance Energy Australia Limited
SRN/HIN and postcode shown	C/- Computershare Investor	C/- Computershare Investor
on the first page of the proxy	Services Pty Limited	Services Pty Limited
form at:	GPO Box 242	(within Australia) 1800 783 447
www.investorvote.com.au	Melbourne VIC 3001, Australia	(outside Australia) +613 9473 2555

If you require an additional proxy form, please contact Computershare Investor Services Pty Limited.

Appointment of a Company representative

A body corporate may elect to appoint a representative, rather than appoint a proxy, in accordance with the Corporations Act. Where a body corporate appoints a representative, the Company requires written proof of the representative’s appointment to be lodged with or presented to the Company before the meeting.

Voting by proxies

A proxy may decide whether to vote on any motion, except where the proxy is required by law or the constitution to vote, or abstain from voting, in their capacity as proxy.  If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with the direction.  If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit subject to the requirements outlined in the proxy form. If a proxy abstains from voting and the directions on the proxy require that person to vote, the votes not exercised by the proxy wi ll be given to the chair to vote in accordance with the directions on the proxy form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

If the Chair or a member of the key management personnel or one of their Closely Related Parties is appointed as a proxy, they are not permitted to vote undirected proxies on various matters, including some remuneration matters and related party matters, subject to limited exceptions.

Please read the directions on the proxy form carefully, especially if you intend to appoint the Chairperson of the meeting as your proxy.

Entitlement Time

For the purpose of determining the voting entitlements at the meeting, the Board has determined that, in accordance with the Company’s Constitution and the Corporations Act, the shares in the Company will be taken to be held by the registered holders of those shares at 7.00 pm (Sydney time) on Wednesday, 29 May 2019. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

You may view the 2018 Annual Report at the Sundance Energy Australia Limited website www.sundanceenergy.com.au

By order of the Board

Damien Connor
Company Secretary
23 April 2019

IMPORTANT NOTICE

This Explanatory Memorandum forms part of the Notice of Meeting and has been prepared to provide Shareholders with material information to enable them to make an informed decision on the business to be conducted at the Annual General Meeting of Shareholders to be held at 10:00 am on Friday 31 May 2019 at Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia.

This Explanatory Memorandum should be read in full and in conjunction with the accompanying Notice of Annual General Meeting before making any decision in relation to the resolutions and is a brief explanation of Resolutions 1 to 6 in the Notice of Annual General Meeting.

FINANCIAL STATEMENTS AND REPORT

The Corporations Act requires the Financial Report (which includes the Financial Statements and Directors’ Declaration), the Directors’ Report and Auditor’s Report to be laid before the AGM. There is no requirement either in the Corporations Act or the Company’s Constitution for shareholders to approve the Financial Report, the Directors’ Report or the Auditor’s Report.

During this item of business, Shareholders will be given reasonable opportunity to ask questions and make comments about the reports and the business and management of the Company.

While no resolution is required in relation to this item, the auditor of the Company or their representative will be available to receive questions relevant to:

(a)    the conduct of the audit;

(b)    the preparation and content of the Auditor’s Report;

(c)    the accounting policies adopted by the Company in relation to the preparation of the Financial Statements; and

(d)    the independence of the auditor in relation to the conduct of the audit.

A shareholder of the Company who is entitled to cast a vote at the AGM may submit a written question to the auditor if:

(a)        the question is relevant to:

(i)          the content of the Auditor’s Report to be considered at the AGM; or

(ii)         the conduct of the audit of the annual financial report to be considered at the AGM; and

(b)    the shareholder gives the question to the Company no later than the fifth business day before the day on which the AGM is held.

RESOLUTION 1 - REMUNERATION REPORT

In accordance with section 250R of the Corporations Act, the Company submits to shareholders for consideration and adoption, by way of a non-binding Resolution, its Remuneration Report for the year ended 31 December 2018. The Remuneration Report is a distinct section of the annual Directors’ Report which deals with the remuneration of directors and executives (which includes senior management) of the Company. The Remuneration Report is set forth on pages 21 through 34 of the Company’s 2018 Annual Report which is available on the Company’s website.

Shareholders will be given reasonable opportunity at the meeting to discuss the report.

Voting on the adoption of the remuneration report is for advisory purposes only and will not bind the directors or the Company.

At the 2018 AGM on 31 May 2018, more than 25% of the votes cast by shareholders were against Sundance’s remuneration report for the year ended 31 December 2017 (2017 Remuneration Report). Accordingly, Sundance received a “first strike” on its 2017 Remuneration Report.

If at the 2019 AGM more than 25% of the votes cast by shareholders are also against Sundance’s remuneration report for the year ended 31 December 2018 (2018 Remuneration Report), then (as a result of receiving a “first strike” at the 2018 AGM and a “second strike” at the 2019 AGM), the Company is required to put to a vote at the 2019 AGM a resolution that another meeting be held within 90 days (Spill Meeting) at which the Directors serving at the time the 2018 Remuneration Report was considered (other than the Managing Director) must resign and any of those Directors desiring to continue to serve would be required to stand for re-election at the Spill Meeting (Spill Resolution).

If more than 50% of the votes cast by shareholders are in favour of the Spill Resolution, the Company will be required to hold the Spill Meeting within 90 days of the AGM.

As a result, this Notice of Meeting includes a ‘conditional’ resolution (Resolution 6). This resolution will only be put to the AGM if there is a Second Strike. Further detail is included in the Explanatory Memorandum to Resolution 6.

Shareholders are asked to keep in mind the following aspects when considering the Remuneration Report: On April 23, 2018, the Company completed the acquisition of 21,900 net acres in proximity to its existing operations in the Eagle Ford. The Company raised $260 million from a share issuance and refinanced its credit facilities to provide the liquidity needed to develop the properties.  The transaction was transformational for Sundance.  The Company’s acreage position in the Eagle Ford was increased by 63%, and 255 drilling locations with generally higher returns than our legacy properties were added, which gives Sundance increased scale and higher quality assets to more effectively create shareholder value. Subsequent to closing of the acquisition, the Company brought 23 wells online which resulted in increasing sales volumes by 29%, EBITDAX by 75%, and, despite increasing shares on issue, net asset value, less working capital deficits per share by 15% as compared to 2017.

Even with the challenges in the oil and gas industry, the US employment market for oil and gas personnel continues to be very competitive, and it is necessary for the Company to offer comparable remuneration in order to attract and retain suitably qualified US executives and technical staff especially in light of a tightening in the labour market with recent increases in US GDP and a reduction in unemployment rate.

Response to First Strike

In response to the vote on the 2017 Remuneration Report the Board and management expanded their outreach to shareholders regarding remuneration practices and utilized its compensation consultant, Meridian Compensation Partners, LLC (“Meridian”), to assist in evaluating appropriate compensation levels and incentive targets for Key Management Personnel.  Also, the overall remuneration framework was critically re-evaluated to ensure it is designed to achieve the stated objectives. Key changes adopted to the incentive plans include:

STI

☐            Added focus on capital efficiency with the introduction of the Net Asset Value per Share and Recycle Ratio , which incentivize management to grow per share value while limiting the use of new capital;

☐            Absolute production and EBITDAX growth for the 2018 financial year to incentive management to achieve targeted absolute growth post acquisition which is deemed critical to transformational shareholder value creation.  These will be converted to capital efficiency and cost control based targets in 2019;

☐            A one-time transaction bonus that was 100% performance based and paid to compensate Key Management Personnel  for  increased  scope  of  responsibilities  undertaken  while  evaluating,  negotiating,  and  financing  th e acquisition. The acquisition included the evaluation and negotiation of complex financing and midstream agreements which required material incremental engagement in new capacities for key management during a compressed timeline; and, the Board deems such efforts to have created a material change in shareholder value; and

☐            Increased Board discretion over the entire pool to better incentivize achievement of guidance and share price appreciation.   The Board exercised this increased discretion in 2018 and reduced STI payments to the Key Management Personnel by an additional 21 percentage points.

LTI

☐            LTI paid in Restricted Share Units (RSUs) so achievement of LTI targets results in payment in shares, not cash, to further align management and shareholders;

☐            Half of the RSUs are tied to total shareholder returns compared to the XOP, a broad index representing the US onshore oil and gas sector. If the Company’s total shareholder returns do not meet the XOP there is no vesting of the RSUs tied to total shareholder returns;

☐            Targeted growth in Production and EBITDAX per debt adjusted share representing top decile capital efficient per share growth.  Achievement of these targets is likely to result in materially improved fundamental value for the Company’s shareholders;

☐    No vesting of RSUs until the end of the three-year measurement period, subject to continued employment; and

☐    No shares above the Target shall vest unless shareholders enjoy at least an 8% annualized return.

Directors’ Recommendation

The Directors, while noting that each Director has a personal interest in their own remuneration from the Company, recommend that Shareholders vote IN FAVOUR of Resolution 1, for the adoption of the Remuneration Report.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 1, subject to compliance with the voting restrictions discussed above.

RESOLUTIONS 2, 3 AND 4 — ELECTION OF DIRECTORS

During 2018 the Board achieved a number of its key objectives towards increasing shareholder value by successfully closing the acquisition and related financing transactions and subsequently execution of its 2018 value creation strategy.

This manifested itself in material capital efficient growth and returns despite only benefiting from the acquired assets during the second half of 2018.  The Company achieved production per debt adjusted share (using average share price during period) growth of 52% in the second half of 2018, net asset value, less working capital deficits per share growth during calendar 2018 of 15%, and generated return on invested capital of 10.7% and return on capital employed, excluding unrealised hedging gains and change in market value of the Company’s Dimmit assets of 8.7%. Further, execution of our strategy resulted in a significant deleveraging of the Company with debt to last quarter annualized EBITDAX declining to 1.6x in 2018 from 3.2x in 2017.

In 2019 the Board’s strategy is to grow the business within cash flow. The Board believes this will increase per share value both through growth and by increasing free cash flow that can be used for debt reduction, return of capital or other accretive investments.

Board of Directors

The Board of Directors has recruited and announced the appointment of two new experienced, high quality non-executive Directors with significant experience and successful track records in the onshore US oil and gas industry.  Thomas L. Mitchell and Judith D. Buie were appointed in November 2018 and February 2019, respectively, and both are standing for election at this AGM. These additions add diversity and strengthen the Board’s ability to create shareholder value.

Mr. Michael Hannell has notified the Board that he intends to retire within the next 12 months after 13 years of valued service.  The Board is currently in the process of recruiting for a Chairman to ensure a smooth transition.

RESOLUTION 2 — ELECTION OF THOMAS L. MITCHELL AS A DIRECTOR

Thomas L. Mitchell was appointed as a Director of the Company by the Board on 24 October 2018. Thomas offers himself for election at the first AGM since his appointment, in accordance with Listing Rule 14.4 and clause 58.2 of the Company’s Constitution. Thomas’ qualifications and experience are set out below.

Thomas L. Mitchell

Non-executive Director, BS in Accounting

Thomas Mitchell was appointed as an independent non-executive Director of the Company on 24 October 2018. Thomas is chairman of the Company’s Audit and Risk Management Committee and a member of the Remuneration and Nominations Committee.

Thomas is a strategic and finance grounded leader with a record of driving innovative global growth in energy business models as the CFO of both large and small companies in the Oil and Gas Industry. He has had a career of strong Fortune 500 experience with exploration and production companies, and broad energy exposure with offshore drilling and midstream gathering and marketing companies. In his last position as Executive Vice President and Chief Financial Officer of Devon Energy Corporation, Thomas collaborated closely with Devon’s Board of Directors while leading the finance and business development organizations. He helped the company successfully strengthen asset quality and margins by repositioning the oil and gas portfolio through the strategic acquisition of Felix Energy and sister midstream company Tall Oak. Thomas also raised $2.2 billion of critically needed capital through a divestiture program executed in an extremely challenged divestiture market. Previously, he served as Executive Vice President and Chief Financial Officer and a member of the board directors of Midstates Petroleum Company, a private equity-funded exploration and production company. While there, Thomas led the initial public offering listing of the company on the New York Stock Exchange in April 2012. From November 2006 to September 2011, he was the Senior Vice President, Chief Financial Officer of Noble Corporation, a publicly-held offshore drilling contractor for the oil and gas industry. Following his formal education, Thomas began his career in public accounting with Arthur Andersen & Co. where he practiced as a CPA (currently inactive), then, in 1989 entered the oil and gas industry at Apache Corporation where he spent eighteen years in various finance and commercial roles the last being Vice President and Controller. He currently serves on the board of Hines Global REIT, Inc., a public real estate investment trust managed by Hines Interests and previously served on the board of directors of EnLink Midstream Partners, LP and EnLink Midstream, LLC. Thomas graduated from Bob Jones University with a B.S. in Accounting.

The Board considers Thomas Mitchell to be an independent director.

Directors’ Recommendation

The  Directors  (other  than  Director  Mitchell,  who  makes  no  recommendation)  recommend  that  shareholders  vote IN FAVOUR of Resolution 2.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 2.

RESOLUTION 3 — ELECTION OF JUDITH D. BUIE AS A DIRECTOR

Judith D. Buie was appointed as a Director of the Company by the Board on 21 February 2019. Judith offers herself for election at the first AGM since her appointment, in accordance with Listing Rule 14.4 and clause 58.2 of the Company’s Constitution. Judith’s qualifications and experience are set out below.

Judith D. Buie

Non-executive Director, BS in Chemical Engineering

Judith Buie was appointed as an independent non-executive Director of the Company on 21 February 2019 and is also a member of the Company’s Audit and Risk Management Committee and Reserves Committee.

Judith has spent over 25 years in the upstream oil and gas business tailoring investment strategies to capture upside and mitigate risk, leading business development initiatives; and, managing oil and gas fields through different commodity and life cycles. She currently serves as an Oil and Gas Industry Advisor to KKR, a leading global investment firm; and, serves on the Board of Directors for FlowStream Vintage I Ltd, an international company which owns oil and gas revenue streams. From 2012-2017, Judith was Co-President and SVP Engineering for RPM Energy Management LLC, a private company which works exclusively with KKR to evaluate and manage oil and gas investments, including multiple joint ventures in the Eagle Ford. Prior to RPM, she held a variety of leadership and technical positions with Newfield Exploration, BP, Vastar Resources, and ARCO. Judith received a B.S. in Chemical Engineering from Texas A&M University.

The Board considers Judith Buie to be an independent director.

Directors’ Recommendation

The Directors (other than Director Buie, who makes no recommendation) recommend that shareholders vote IN FAVOUR of Resolution 3.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 3.

RESOLUTION 4 — RE-ELECTION OF HENRY WELDON HOLCOMBE AS A DIRECTOR

In accordance with clause 59.1 of the Constitution, at every AGM one third of the Directors for the time being must retire from office and are eligible for re-election.  Listing Rule 14.4 provides that a director (excluding the Managing Director) must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is longer. However, a director appointed to fill a casual vacancy or as an addition to the board must not hold office (without re-election) past the next AGM of the entity.

Weldon Holcombe retires by rotation and offers himself for re-election pursuant to Listing Rule 14.4 and the Company’s Constitution. His qualifications and experience are set out below.

Henry Weldon Holcombe

Director, BS in Civil Engineering

Weldon Holcombe has been a Director since December 2012.  He is the chairman of our Reserves Committee and a member of the Remuneration and Nomination Committee.

Weldon has been a Director since December 2012. He has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Weldon served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which he served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Weldon managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, he served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Weldon also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day.

Prior to Petrohawk, Weldon served in a variety of senior level management, operations and engineering roles for KCS

Energy and Exxon. Weldon holds a Bachelor of Science degree in civil engineering from the University of Auburn. The Board considers Henry Weldon Holcombe to be an independent director.

Directors’ Recommendation

The Directors (other than Director Holcombe, who makes no recommendation) recommend that shareholders vote IN FAVOUR of Resolution 4.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 4.

RESOLUTION 5 - APPROVAL TO ISSUE RESTRICTED SHARE UNITS TO MANAGING DIRECTOR

Resolution 5 seeks shareholder approval to the grant of equity incentive to Eric McCrady with respect to his long -term incentives for the financial year ended 31 December 2018.

Subject to shareholder approval, Mr. McCrady will be granted a total of 6,254,960 performance based Restricted Share Units (RSUs) with each RSU carrying the right to receive, if any, up to one ordinary fully paid share depending on the achievement of performance measures associated with the Company’s long-term incentive plan (LTI). It should be noted that in order for all of the 6,254,960 RSUs to vest, the Company would need to meet or exceed the Stretch Target for each of the five performance metrics described below.  The Stretch Targets are extremely aggressive and therefore it is very unlikely that level of performance will be achieved.  The actual number of RSUs that will vest will range from zero (if performance is below the Threshold Target for all five performance metrics) to 6,254,960 if the Stretch Target is met or exceeded for all five performance metrics.

The final number of shares (if any) that will vest on conversion is dependent on meeting certain performance conditions as detailed later in this Explanatory Memorandum.

The Board seeks shareholder approval under Listing Rule 10.14 for the issue of RSUs and/or shares to the Managing Director, under the Company’s executive remuneration program discussed below. Shareholder approval is also sought for the purposes of the Corporations Act, to the extent that the issue of RSUs and/ or shares in some circumstances might be considered to be a retirement benefit for the purposes of Part 2D.2 of the Corporations Act. The RSUs have been designed to assist the Company to attract and retain key members of management and officers, since those units will generally be forfeited if the holder leaves the service of the Company before the units vest (refer to further details below). Under the Listing Rules, the Company may not issue securities (including shares, options over unissued shares and other convertible securities) to Directors and various other parties without shareholder approval. For these reasons, shareholder approval is sought for the proposed issue of RSUs and shares to the Managing Director.

Summary of the proposed grant

The Company’s equity incentive arrangements represent key elements of its remuneration and retention strategies for executives, including Mr. McCrady.

The objectives of the Long-Term Incentive Plan are to:

☐                        Incentivize executives to create more shareholder wealth over the long term than a comparable investment in other oil and gas investments.  LTI awards are 100% performance based;

☐                        attract and retain highly trained, experienced, and committed executives who have the skills, education, business acumen, and background to lead a mid-tier oil and gas business;

☐                        motivate and reward executives to drive and achieve the Company’s goal of increasing shareholder value;

☐                        provide  balanced  incentives  for  the  achievement  of  near-term  and  long-term  objectives,  without  motivating executives to take excessive risk; and

☐                        track and respond to developments such as the tightening in the labor market or changes in competitive pay practices.

The Company’s long-term incentives are based entirely on Company performance. The RSUs granted in 2018 will vest based on the achievement of performance targets, as follows:

☐                        25% of RSUs are subject to transformational growth in Production per Debt Adjusted Share in 2019 (for half of these awards) and 2020 (second half of these awards), all subject to continued employment through 31 December, 2020

☐                        25% of RSUs - EBITDAX per Debt Adjusted share in 2019 (for half of these awards) and 2020 (second half of these awards), all subject to continued employment through 31 December, 2020

☐                        50% of RSUs - Relative total shareholder return (TSR) against the XOP, the S&P index that tracks performance of a basket of oil and gas industry stocks, over a three-year period ending 31 December 2020.

Each performance metric is evaluated separately. No RSUs vest unless the employee remains with the Company through the end of the three-year performance period.

The performance metrics are outlined below.

Proportion of RSUs		Performance			Vesting (1) (2) (3)
2019 performance		Threshold	Target	Stretch	Threshold	Target	Stretch
2019 Production per Debt Adjusted Share (4)	12.5%	0.0055	0.061	0.0074	3.125%	6.25%	12.5%
					(195,468)	(390,935)	(781,870)

2019 EBITDAX per Debt Adjusted Share (5)	12.5%	0.18	0.21	0.24	3.125%	6.25%	12.5%
					(195,468)	(390,935)	(781,870)

2020 performance

2020 Production per Debt Adjusted Share (4)	12.5%	0.007	0.0092	0.0131	3.125%	6.25%	12.5%
					(195,468)	(390,935)	(781,870)

2020 EBITDAX per Debt Adjusted Share (5)	12.5%	0.22	0.29	0.42	3.125%	6.25%	12.5%
					(195,466)	(390,935)	(781,870)

Three-year performance

Relative TSR Peer group: XOP	50%	Median	10% above	25% above	12.5%	25%	50%
			median	median	(781,870)	(1,563,740)	(3,127,480)
TOTAL RSUs					1,563,740	3,127,480	6,254,960

(1)              Performance between the Threshold and Target or Target and Stretch results in pro rata vesting.

(2)              In addition to achieving the metrics set forth above, the employee must remain employed by the Company at 31 December 2020.

(3)              The Company’s three-year annualized total shareholder return must exceed 8% for any vesting in excess of Target.

(4)              Production is projected annual production, on a barrel of oil equivalent (Boe) basis, for the relevant period.  Debt adjusted shares is shares outstanding plus the number of shares required to retire outstanding debt based on a share price of A$0.60.

(5)              EBITDAX is earnings before interest, taxes, depreciation, amortization and exploration.  Debt adjusted shares is shares outstanding plus the number of shares required to retire outstanding debt based on a share price of A$0.60.

The Board set the Target LTI Dollar Value at 325% of the Managing Director’s base salary which is judged by the Remuneration and Nominations Committee to be reasonable as part of the overall incentive plan design and customary in the United States to attract and retain the CEO level talent necessary to increase the value of the Company for the ultimate benefit of the shareholders. The plan design is customary in the United States and is comparable to plans for similarly sized oil and gas companies based on findings of the survey conducted by Meridian.

The quantity of Target RSUs was calculated by taking the Target LTI Dollar Value divided by the volume-weighted average share price for the 20 trading days prior to the start of the performance period (US$0.504) which resulted in the award of 3,127,480 Target RSUs. Taking into consideration that the number of RSUs that may ultimately vest ranges from zero to 6,254,960, the fair value of the grant as of 31 December 2018 was $257,043.  The fair value of the TSR RSUs was determined using a Monte Carlo simulation model, as further discussed in Note 1 to the Financial Report.  The fair value of the balance of the RSUs was determined based on the Company’s internal forecasts.

The fair value is not related to or indicative of the benefit (if any) the Managing Director may ultimately realise should the RSUs vest.

The Board recommended award of RSUs to the Managing Director as described above is subject to shareholder approval at this AGM (Resolution 5).  The Company believes that linking vesting of equity awards to these metrics strongly aligns executives’ interests with those of shareholders. Vesting of the restricted shares units is 100% performance based.

Rationale for the grant of RSUs

The Remuneration Committee reviewed the market standard of remuneration for the position of the managing director of a publicly listed company with all operations in the US, and of a size comparable to the Company. For this review, the Remuneration Committee again employed the services of an independent US-based remuneration consultant (Remuneration Consultant), to advise it on best practice remuneration policies in the environment in which the Company operates in the US.

The findings confirmed that providing equity-based remuneration, with performance and/or time-based vesting, is prevalent among small and mid-sized public oil and gas companies in the US, as a means to link the Managing Director’s and executives’ interests with those of shareholders, and to deliver competitive remuneration to promote the recruitment and retention of critical talent.  Further, the findings show that the total compensation received by the Managing Director, inclusive of the proposed RSUs, is approximately 40% below the median for CEOs for comparable US oil and gas companies.

Based on these inputs and its own assessment, the Remuneration Committee considers it appropriate to issue the RSUs as described in this Explanatory Memorandum to the Managing Director. The Remuneration Committee reiterates that the grant of the RSUs will depend on the achievement of the performance hurdles related to the Company’s production and EBITDAX per debt adjusted share and TSR. While the grant of the RSUs was made in recognition of the Managing Director’s accomplishments and efforts during the year, these RSUs will not vest if the conditions related to the Company’s performance are not met. The RSUs are also subject to the Managing Director still being employed by the Company, unless terminated without cause under the terms and conditions of his employment contract, or providing services to the Company, at the relevant vesting date, as well as performance conditions where applicable.

Resolution 5 seeks shareholder approval for the allotment and issue of these RSUs for the purpose of Listing Rule 10.14 and the Corporations Act. Listing Rule 10.14 provides that a company must not issue or agree to issue securities under any employee incentive scheme to a related party, including a director, without first obtaining the approval of shareholders. Listing Rule 10.14 provides that the following information must be provided to shareholders:

☐                 the RSUs are proposed to be issued to Eric McCrady at no cost to him under the LTI Plan, and on the terms summarized in this Explanatory Memorandum;

☐                 the total number of shares to be issued under the resolution is 6,254,960, being the number equal to RSUs that may vest subject to the achievement of the Stretch performance hurdles as discussed above;

☐                 the RSUs will be allocated as soon as practicable after this meeting and in any event no later than one month after the date of this Meeting;

☐                 the RSUs will be held and exercised in accordance with the terms and conditions as summarised below;

☐                 the RSUs will vest, subject to various conditions as described below. Each share issued pursuant to the vesting of the RSUs will rank pari passu with all existing ordinary fully paid shares of the Company; and

☐                 no funds will be raised by the issue of the RSUs, and no loans will be made in relation to the RSUs.

In accordance with Listing Rule 14.11.1, the Managing Director (since he is eligible to participate in this employee incentive scheme in relation to the Company) and his associates are excluded from voting on this resolution. The voting exclusion statement (required under Listing Rule 10.15) is contained in the Notice of Meeting.

With reference to section 211 of Chapter 2E of the Corporations Act, the Remuneration Committee considers that the grant of the RSUs is appropriate and reasonable as part of the remuneration of the Managing Director, and the Board agrees. The Company considers that the grant of the RSUs comes within one of the exceptions to Chapter 2E of the Corporations Act (being reasonable remuneration for an executive or officer of the Company) and shareholder approval is not required for that purpose.

However, shareholder approval is being sought in Resolution 5 pursuant to Listing 10.14 which requires shareholder approval prior to issuing securities to a director.

Important information for ASX purposes

Disclosure of previous grants

This is the seventh time shareholders have been asked to approve grants of RSUs for the Managing Director. The sixth time was at the Company’s 2017 AGM held on 25 May 2017 (2017 AGM).

In accordance with Listing Rule 10.15, the Company is required to inform shareholders of the number of RSUs and/or shares granted to Directors (and their associates) under the LTI Plan since the date of the approval most recently given by shareholders, together with details of those persons who have received RSUs and/or shares under the LTI Plan since the last approval. The table below sets out the required information.

Details of those persons who have received RSUs and/ or shares under the LTI Plan since the Company’s 2018 AGM are as follows:

Details of the relevant persons who have received RSUs and/ or shares under the LTI Plan since the Company’s 2018 AGM	Number of RSUs granted and shares issued to the relevant persons under the LTI Plan since the Company’s 2018 AGM
Eric McCrady Managing Director of the Company	RSUs granted Nil. Shares issued 515,037 shares issued in respect of vested 2014 TBV RSUs. 1,081,579 shares issued in respect of vested 2014 RTSR RSUs.

Participation

Currently none of the Non-Executive Directors participate in the LTI Plan and there is no intention that they participate in future.

Voting exclusion

In accordance with Listing Rule 14.11.1, each of the Directors (since they are each eligible to participate in this employee incentive scheme in relation to the Company), and any of their associates, are excluded from voting in favour of this resolution. The voting exclusion statement (required under Listing Rule 7.2, exception 9(b)) is contained in the Notice of Meeting. In practice, only the Managing Director participates in this employee incentive scheme, and as noted above there is no intention that any of the Non-Executive Directors participate in future.

Please note, in accordance with sections 250BD(1) and (2) of the Corporations Act the Chairman will not vote any undirected proxies in relation to this resolution, unless the Shareholder expressly authorises the Chairman to vote in accordance with the Chairman’s stated voting intentions. Please note that if the Chairman of the meeting is your proxy (or becomes your proxy by default), by completing the attached proxy form you expressly authorise the Chairman to exercise your proxy on this resolution (and any other applicable resolutions) even though the resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel for the Company, which includes the Chairman.

If you appoint the Chairman as your proxy, you can direct the Chairman to vote for or against or abstain from voting on Resolution 5 by marking the appropriate box on the proxy form.

Directors’ Recommendation

The Directors (other than the Managing Director, who makes no recommendation) recommend that shareholders vote IN FAVOUR of Resolution 5 for the grant of RSUs to the Managing Director.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 5, where permitted to do so under the Listing Rules and the Corporations Act.

RESOLUTION 6 — CONDITIONAL SPILL RESOLUTION (IF REQUIRED)

This Resolution is a ‘conditional’ Resolution. It will only be put to the AGM if the Company receives a Second Strike.

This Resolution will be considered as an Ordinary Resolution, which means that, to be passed, the Resolution requires the approval of a simple majority of the votes cast by or on behalf of the shareholders entitled to vote on the matter.

If the Resolution is passed, then (subject to certain exceptions) the Company is required to hold a further general meeting (Spill Meeting) within 90 days after the AGM to consider the composition of the board.

If the Spill Meeting is held, the following Directors will automatically vacate office at the conclusion of the Spill Meeting unless they are willing to stand for re-election and are re-elected at that meeting:

☐    Michael Damer Hannell

☐    Neville Wayne Martin

☐    Damien Ashley Hannes

☐    Henry Weldon Holcombe

☐    Thomas L. Mitchell

☐    Judith D. Buie

The Explanatory Memorandum relevant to Resolution 1 contains further information relevant to Resolution 6.

If a Spill Meeting is required, the date of the meeting will be notified to shareholders in due course.

Directors’ Recommendation

The Directors unanimously recommend shareholders vote AGAINST this Resolution, if it is put to the Meeting.

The Chairman of the Meeting intends to vote all undirected proxies AGAINST Resolution 6.

DEFINITIONS

The following definitions used in this Explanatory Memorandum and Notice have the following meanings:

‘AGM’ means an annual general meeting (including the meeting to be held on Friday 31 May 2019 or as postponed or adjourned).

‘ASX’ means ASX Limited (ACN 008 624 691) or, where the context permits, the market operated by it.

‘Closely Related Party’ has the same meaning as in the Corporations Act.

‘Corporations Act’ means the Corporations Act 2001 (Cth).

‘Directors’ or ‘Board’ means the directors of the Company in office at the date of the Notice.

‘Explanatory Memorandum’ means the explanatory memorandum accompanying this Notice.

‘Key Management Personnel’ means a member of the key management personnel as disclosed in the Remuneration Report.

‘Listing Rules’ means the Official Listing Rules of ASX as amended from time to time

‘LTI’ means long term incentive.

‘LTI Plan’ means the Long Term Incentive Plan which forms part of the Company’s overarching Executive Incentive Remuneration Plan, or any successor or amended plan.

‘Managing Director’ means the managing director of the Company.

‘Meeting’ means the AGM of Shareholders to be held at Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia on Friday 31 May 2019 at 10:00 am (Adelaide time).

‘Notice’ means this Notice of AGM.

‘Ordinary Resolution’ means a resolution passed by more than 50% of the votes at a general meeting of Shareholders.

‘Plan’ means the Company’s Executive Incentive Remuneration Plan or any successor or amended plan.

‘Remuneration Consultant’ means the Company’s independent US-based remuneration consultant.

‘Resolution’ means a resolution referred to in this Notice.

‘RSU’ means the Restricted Share Units granted under the LTI Plan.

‘RTSR RSUs’ means the relative total shareholder return Restricted Share Units.

‘Share’ means a fully paid ordinary share in the capital of the Company.

‘Shareholder’ means each person registered as the holder of a Share.

‘Special Resolution’ means a resolution passed by 75% or more of the votes at a general meeting of Shareholders.

‘STI’ means short term incentive.

‘Sundance’ or the ‘Company’ means Sundance Energy Australia Limited (ABN 76 112 202 883).

‘TBV RSUs’ means the time-based vesting RSUs.

‘TSR’ means total shareholder return.

‘TSR RSU’ means total shareholder return Restricted Share Units as outlined in the 2018 Incentive Compensation Plan

Lodge your vote: Online: www.investorvote.com.au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 556 161 (outside Australia) +61 3 9415 4000 XX Proxy Form • Go to www.investorvote.com.au or scan the QR Code with your mobile device. • Follow the instructions on the secure website to vote. For your vote to be effective it must be received by 10:00am (Adelaide time) Wednesday 29 May 2019 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, or turn over to complete the form Vote and view the annual report online Your access information that you will need to vote: Control Number: SRN/HIN: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions STEP 1 Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Sundance Energy Australia Limited hereby appoint you have selected the Chairman of the PLEASE NOTE: Leave this box blank if the Chairman of the Meeting OR Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Sundance Energy Australia Limited to be held at Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia on Friday, 31 May 2019 at 10:00am (Adelaide time) and at any adjournment or postponement of that Meeting. Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Items 1, 5 & 6 (except where I/we have indicated a different voting intention below) even though Items 1, 5 & 6 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. The Chairman of the Meeting intends to vote undirected proxies in favour of each Item of business with the exception of Item 6 where the Chairman of the Meeting intends to vote against. Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 1, 5 & 6 by marking the appropriate box in step 2 below. STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. The Chairman of the Meeting intends to vote all available proxies in FAVOUR of the following items of business: ORDINARY BUSINESS The Chairman of the Meeting intends to vote all available proxies AGAINST the following item of business: SPECIAL BUSINESS (IF REQUIRED) The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business with the exception of Item 6 where the Chairman of the Meeting intends to vote against. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Daytime Telephone / / Contact Name Date S E A 3 1 0 5 1 9 C 6Conditional Spill Resolution (if required) 1Remuneration Report 2Election of Thomas L. Mitchell as a Director 3Election of Judith D. Buie as a Director 4Re-election of Henry Weldon Holcombe as a Director 5Approval to issue restricted share units to Managing Director